FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 6 March, 2013

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange dated 6 March, 2013

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 20 February 2013 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 19 February 2013 that on 18 February 2013 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America Omnibus Equity Compensation Plan and the Unilever Management Co Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £25.64 on 18 February 2013.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Baillie (PDMR)	5,932
Professor G Berger (PDMR)	5,932
Mr D Blanchard (PDMR)	5,932
Mr K Havelock (PDMR)	5,932
Mr R J-M S Huët (Director)	24,556
Mr D Lewis (PDMR)	8,897
Mr H Manwani (PDMR)	11,863
Mr P G J M Polman (Director)	39,698
Mr A de Saint-Affrique (PDMR)	5,932
Mr P-L Sigismondi (PDMR)	8,897
Ms R Sotamaa (PDMR)	5,932
Mr K F Weed (PDMR)	5,932
Mr J Zijderveld (PDMR)	7,414

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Baillie (PDMR)	4,752	4,752
Professor G Berger (PDMR)	3,347	3,347
Mr D Blanchard (PDMR)	3,011	3,011
Mr K Havelock (PDMR)	3,985	3,985
Mr R J-M S Huët (Director)	5,157	5,157
Mr D Lewis (PDMR)	4,427	4,427
Mr H Manwani (PDMR)	6,623	6,623
Mr P G J M Polman (Director)	22,999	22,999
Mr A de Saint-Affrique (PDMR)	2,975	2,975
Mr P-L Sigismondi (PDMR)	4,427	4,427
Mr K F Weed (PDMR)	4,427	4,427
Mr J Zijderveld (PDMR)	5,534	5,534

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR)	5,932

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr K Kruythoff (PDMR)	2,755	2,755

The above transactions were carried out in the UK.

*****
 Unilever PLC was notified on 20 February 2013 that on 19 February 2013 the following awards pursuant to the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co Investment Plan (MCIP) under the
Unilever North America Omnibus Equity Compensation Plan were granted based on the New York Stock Exchange closing price of US$40.39 on 19 February 2013.

Unilever North America 2002 Omnibus Equity Plan

 The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	8,710

 The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	3,901	3,901

The above transactions were carried out in the USA.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 20 February 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
 Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.